July 27, 2011
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Harris Preferred Capital Corporation Form 10-K for the fiscal year ended December 31, 2010 Filed March 31, 2011 File No. 001-13805
Dear Mr. Kluck:
     Reference is made to the letter dated July 14, 2011 addressed to Pamela C. Piarowski, the Chief Financial Officer of Harris Preferred Capital Corporation, a Maryland corporation (the “Company”), from the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced filing on Form 10-K of the Company (the “Comment Letter”).
     On behalf of the Company, I am writing to respond to the Comment Letter. For the convenience of your review, set forth below are the comments contained in the Comment Letter followed by the Company’s responses. The Company’s responses are in italics.
Signatures
1.	In future periodic filings, please include the signatures of your principal executive officer, principal financial officer and principal accounting officer or controller. Please refer to Instruction D(2)(a) of Form 10-K for guidance.
In future periodic filings, pursuant to Instruction D(2)(a) of Form 10-K, the Company will indicate the signatures of its principal executive officer, principal financial officer and principal accounting officer or controller.
2.	Please note that the name of each person who signs your Form 10-K must be typed or printed beneath his or her signature. It does not appear that you have included the signatures of your directors. Refer to Instruction D(2)(b) of Form 10-K for guidance. Please revised in future periodic filings.
In future filings, pursuant to Instruction D(2)(b) of Form 10-K, the Company will type or print the name of each person who signs the Company’s Form 10-K, including the signatures of its directors.

Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission

     In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me with any questions you may have. My phone number is (312) 461-2220.

Sincerely,
/s/ Paul R. Skubic
Paul R. Skubic
Chairman of the Board, President (Principal Executive Officer)

cc:	Erin E. Martin, Attorney-Advisor Michael McTiernan, Assistant Director